Points International Ltd. Reports Fourth Quarter and Record Full Year 2012 Financial Results

  8 new partners announced or launched since start of 2012 and anticipated to contribute over $100 million in annualized revenues
  Initiates 2013 revenue guidance of $200 - $220 million, representing year-over-year growth of 42% - 57%
  Expects to exit 2013 at approximately $300 million annualized revenue run rate

Toronto, Canada, March 6, 2013 – Points International Ltd. (TSX: PTS; NASDAQ: PCOM), owner of the loyalty reward management program platform www.Points.com, today announced results for the fourth quarter and full year ended December 31, 2012.

“2012 was a transformational year for Points International,” said Chief Executive Officer Rob MacLean. “We made significant strides this past year in expanding current partner relationships, launching innovative products and bringing additional marquee loyalty programs onto our platform. At the beginning of 2012, we highlighted an addressable pipeline, that when annualized, could contribute approximately $50 million in incremental revenue. Since that time, we’ve announced or launched relationships with Southwest Airlines, Wyndham Hotels, Meliá Hotels, Aeroméxico, SVM, Speedway, and SUBA Games. We also kicked off 2013 with a strong start and are pleased to announce today a partnership with Finnair, whose loyalty members as of the end of this month will have the ability to buy and gift their Finnair Plus points. Thus, since the start of 2012, Points has announced or launched 25 new products with 8 new partners that collectively are expected to contribute well over $100 million in annualized revenues.”

“Ultimately, our success in 2012 has set the foundation for accelerated growth in 2013. Total 2013 revenues are forecasted to be in the range of $200 - $220 million, an increase of approximately 50% year-over-year. Driving this acceleration in top-line growth is continued organic growth within our existing business as well as the partial-year contribution from currently signed or announced new business slated to launch in 2013. While on a pre-investments basis, we would expect to deliver approximately $10-$13 million of EBITDA, we have made the strategic decision to re-invest a portion of our incremental profitability, in the range of $2-$3 million, to continue to drive innovation and expansion of our core business. Notably, we will look to add enhanced mobile capabilities to our platform, expand our payment functionality, boost our data analytics, and invest in our open platform efforts. ”

“We are confident that our progress in 2012 coupled with the strategic investments slated for 2013 will position the platform for growth in both revenues and profitability in 2014 and beyond. Based on the expected growth of existing business we have in market today, coupled with the annualized performance of partners and products announced to-date and slated to launch in 2013, we’ll exit 2013 with an annualized revenue run-rate of approximately $300 million. On a pre-investment basis we would expect this run rate to generate over $20 million in EBITDA. As is evident, we expect our model to show demonstrable leverage in the back half of 2013 and into 2014, as we recognize the revenue impact from several large partner launches.”

Fourth Quarter 2012 Financial Results

Revenues for the fourth quarter of 2012 totaled $40.8 million, up 19% from $34.3 million in the third quarter of 2012 and up 24% from $32.9 million in the prior-year period. Principal revenue totaled $38.1 million, up 18.6% sequentially from $32.2 million and up 25% year-over-year from $30.5 million. Other partner revenue was $2.7 million, up 23% from $2.2 million in the third quarter of 2012 and up 9.8% from $2.4 million in the prior-year period. The year-over-year increase in revenue was largely driven by new partnerships launched in 2011 and 2012 along with stronger promotional activity.

Gross margin dollars totaled $8.0 million, or 19.6% of total revenue. This represents a 13% increase from $7.0 million, or 21% of total revenue, in the third quarter of 2012 and a 17% increase from $6.8 million, or 21% of total revenue, in the prior-year period. The year-over-year increase in gross margin was primarily due to the addition of new Buy, Gift and Transfer partnerships launched during 2012 as well as stronger promotional activity.

The Company has continued to focus on strategic investments and hires to support the long-term growth of Points International. In light of these investments and certain one-time expenses, EBITDA was $1.6 million for fourth quarter of 2012. This compares to EBITDA of $1.6 million in the third quarter of 2012 and $2.1 million in the fourth quarter of 2011.

Net income was $5.6 million, or $0.37 per diluted share compared to net income of $0.7 million, or $0.05 per share, in the third quarter of 2012, and net income of $2.1 million, or $0.13 per diluted share, in the fourth quarter 2011. The increase in net income and earnings per diluted share over the prior year period can be primarily attributed to the benefit of approximately $4.9 million in previously unrecognized deferred tax assets.

Fourth Quarter 2012 Business Metrics

	Q4/12	Q4/11	Q4/12 vs. Q4/11	Q3/12	Q4/12 vs. Q3/12
TOTAL ALL CHANNELS
Points/Miles Transacted (in 000s)	4,411,123	3,953,087	11.6%	3,496,314	26.2%
No. of Points/Miles Transactions	371,399	336,252	10.5%	345,929	7.4%
LOYALTY CURRENCY SERVICES
Points/Miles Transacted (in 000s)	3,799,974	3,305,358	15.0%	3,067,276	23.9%
No. of Points/Miles Transactions	340,992	302,848	12.6%	325,470	4.8%
POINTS.COM CHANNELS
Points/Miles Transacted (in 000s)	611,150	647,729	(5.6)%	429,038	42.4%
No. of Points/Miles Transactions	30,407	33,404	(9.0)%	20,459	48.6%
Cumulative Registered Users	3,451,773	2,971,267	16.2%	3,356,522	2.8%

Full Year 2012 Results

Revenues for 2012 were $139.5 million, up 13% from $123 million in 2011.

Gross margin for 2012 totaled $28.6 million, or 21% of revenue, up 17% from $24.4 million, or 20% of revenue, in 2011.

EBITDA for 2012 totaled $6.3 million, up 10% from $5.8 million in 2011. The increase over the prior year is primarily due to gross margin growth outpacing the growth in ongoing operating costs.

Net income for 2012 was $8.3 million, or $0.54 per diluted share, compared to net income of $4.0 million, or $0.26 per share, in 2011. As noted, 2012 results benefited from the recognition of previously unrecognized deferred tax assets which resulted in a recovery of $4.8 million for the year, compared to a recovery of $487,000 in 2011.

As of December 31, 2012, total funds available, comprised of cash and cash equivalents together with security deposits, restricted cash, and amounts with payment processors was $61.0 million. The company remains debt free and is pleased with its overall financial position.

Outlook

The Company is initiating its financial guidance for the year ended December 31, 2013, as follows:

–	The Company expects revenue to be in the range of $200 million to $220 million, an increase of 42% – 57% over 2012
–	The Company expects EBITDA to be in the range of $10 million to $13 million prior to strategic investments
–	The Company plans to re-invest a portion of its incremental profitability in 2013 in the range of $2-$3 million
–	Based on business in market today combined with deals announced to-date, the Company expects to exit 2013 at approximately $300 million annualized revenue run rate.

Investor Conference Call

Points’ conference call with investors will be held today at 5:00 p.m. Eastern Time. To participate, investors from the US and Canada should dial (877) 407-0789 ten minutes prior to the start time. International dialers should call (201) 689-8562.

In addition, the call is being webcast and can be accessed at the Company’s web site: www.pointsinternational.com and will be archived online upon completion of the call. A telephonic replay of the conference call will be available through March 20, 2012 by dialing (877) 870-5176 in the U.S. or Canada or (858) 384-5517 internationally and entering the conference ID 408282.

About Points International Ltd.

Points International Ltd. (TSX: PTS; NASDAQ: PCOM) is the owner and operator of Points.com, the global leader in reward currency management providing multiple eCommerce and technology solutions to the world's top loyalty brands. Points.com also manages the largest consumer rewards management platform, allowing more than 3 million users to trade, track, exchange, and redeem their loyalty points, miles, and rewards. Recently, Points International was the recipient of several prestigious awards; the Company was named the 5th largest Canadian software company and the 40th largest Canadian technology company by the 2012 Branham300 list as well as ranked 40th by PROFIT Magazine's top 200 Canadian companies by five-year revenue growth for 2012.

Points.com's solutions enable the management and monetization of loyalty currencies, including frequent flyer miles, hotel points, retailer rewards and credit card points, as well as enhancing loyalty program consumer offerings and back-end operations for more than 45 partners worldwide. Further, Points.com's SaaS products allow eCommerce merchants to add loyalty solutions to their online stores and reward customers for purchases.

###

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively "forward-looking statements"). These forward-looking statements include our guidance for 2013 with respect to organic revenue growth, the size of our pipeline opportunity and our operating leverage. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and may not prove to be correct. In particular, the financial outlooks herein assume our in-market and newly launched products and services will perform in a manner consistent with the Company's past experience and in accordance with our operating plans. The timing of new product or partner launches is not wholly within our control and there can be no assurance that we will launch new partners or products as expected or planned. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form-40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Contact:
Addo Communications
Laura Foster / Kimberly Esterkin
lauraf@addocommunications.com / kimberlye@addocommunications.com

Points International Ltd.
Key Financial Measures and Schedule of Non-GAAP Reconciliations

Gross Margin Information1

Expressed in thousands of United States dollars	For the three months ended		For the twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011
Total Revenue	$40,803	$32,929	$139,509	$122,934
Direct cost of principal revenue	32,825	26,106	110,949	98,501
Gross Margin	$7,978	$6,823	$28,560	$24,433
Gross Margin %	20%	21%	20%	20%

Reconciliation of Operating Income to EBITDA2

Expressed in thousands of United States dollars	For the three months ended		For the twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011
Operating income	$756	$1,452	$3,486	$3,520
Depreciation and amortization	728	668	2,803	2,298
Foreign exchange (gain) loss	(33)	25	(68)	(63)
Impairment of long-lived assets	110	-	110	-
EBITDA	$1,561	$2,145	$6,331	$5,755

________________________________
1 Gross Margin is considered by Management to be an integral measure of financial performance and is defined as total revenues less the direct cost of principal revenues. However, gross margin is not a recognized measure of profitability under IFRS.

2 EBITDA (Earnings before interest, taxes, depreciation and amortization, foreign exchange, and impairment) is considered by management to be a useful supplemental measure of performance. However, EBITDA is not a recognized earnings measure under IFRS.

Points International Ltd.
Consolidated Balance Sheets

Expressed in thousands of United States dollars

As at December 31	2012	2011

ASSETS
Current assets
Cash and cash equivalents	$45,108	$34,853
Restricted cash	3,202	1,619
Funds receivable from payment processors	10,057	10,837
Security deposits	2,780	2,461
Accounts receivable	1,912	2,411
Prepaid expenses and other assets	940	1,013
Total current assets	$63,999	$53,194

Non-current assets
Property and equipment	2,207	1,712
Intangible assets	2,856	4,566
Goodwill	2,580	2,580
Deferred tax assets	6,485	1,575
Other assets	617	658
Total non-current assets	$14,745	$11,091
Total assets	$78,744	$64,285

LIABILITIES
Current liabilities
Accounts payables and accrued liabilities	4,673	3,553
Payable to loyalty program partners	44,912	40,048
Current portion of other liabilities	594	765
Total current liabilities	$50,179	$44,366

Non-current liabilities
Other liabilities	738	877
Total non-current liabilities	$738	$877

Total liabilities	$50,917	$45,243

SHAREHOLDERS’ EQUITY
Share capital	57,564	57,378
Contributed surplus	10,105	9,671
Accumulated other comprehensive (loss) income	(54)	43
Accumulated deficit	(39,788)	(48,050)
Total shareholders’ equity	$27,827	$19,042
Total liabilities and shareholders’ equity	$78,744	$64,285

Points International Ltd.
Consolidated Statements of Comprehensive Income

Expressed in thousands of United States dollars, except per share amounts	For the three months ended		For the twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011
REVENUE
Principal	$38,139	$30,502	$129,859	$114,865
Other partner revenue	2,657	2,419	9,617	8,048
Interest	7	8	33	21
Total Revenue	40,803	32,929	139,509	122,934

EXPENSES
Direct cost of principal revenue	32,825	26,106	110,949	98,501
Employment costs	4,373	3,256	15,368	12,779
Marketing & communications	439	361	1,676	1,380
Technology services	159	125	521	573
Depreciation and amortization	728	668	2,803	2,298
Foreign exchange (gain) loss	(33)	25	(68)	(63)
Operating expenses	1,446	936	4,664	3,946
Impairment of long-lived assets	110	-	110	-
Total Expenses	40,047	31,477	136,023	119,414

OPERATING INCOME	756	1,452	3,486	3,520

Interest and other charges (income)	1	-	(7)	(25)
EARNINGS BEFORE INCOME TAXES	755	1,452	3,493	3,545

Income tax recovery	(4,883)	(606)	(4,769)	(487)
NET INCOME	5,638	2,058	8,262	4,032

OTHER COMPREHENSIVE (LOSS) INCOME
(Loss) gain on foreign exchange derivatives designated as cash flow hedges, net of income tax recovery of $52 and expense of $41 (2011 – expense of $120 and $27)	(144)	310	113	73
Reclassification to net income of gain on foreign exchange derivatives designated as cash flow hedges, net of income tax expense of $35 and $75 (2011 – $5 and $129)	(97)	(12)	(210)	(327)
Other comprehensive (loss) income for the period, net of income tax	(241)	298	(97)	(254)
TOTAL COMPREHENSIVE INCOME	$5,397	$2,356	$8,165	$3,778

EARNINGS PER SHARE
Basic earnings per share	$0.37	$0.14	$0.55	$0.27
Diluted earnings per share	$0.37	$0.13	$0.54	$0.26

Points International Ltd.
Consolidated Statements of Changes in Equity

	Attributable to equity holders of the Corporation
Expressed in thousands of United States dollars	Share Capital	Contributed	Total Capital	Unrealized	Accumulated	Accumulated	Total
		Surplus		gains/(losses)	other	deficit	shareholders’
				on cash	comprehensive		equity
				flow hedges	(loss) income
Balance at December 31, 2011	$57,378	$9,671	$67,049	$43	$43	$(48,050)	$19,042
Net income	-	-	-	-	-	8,262	8,262
Other comprehensive loss	-	-	-	(97)	(97)	-	(97)
Total comprehensive income	-	-	-	(97)	(97)	8,262	8,165
Effect of share option compensation plan	-	607	607	-	-	-	607
Effect of RSU compensation plan	-	256	256	-	-	-	256
Share issuances	1,146	(429)	717	-	-	-	717
Share capital held in trust	(960)	-	(960)	-	-	-	(960)
Balance at December 31, 2012	$57,564	$10,105	$67,669	$(54)	$(54)	$(39,788)	$27,827

Balance at December 31, 2010	$56,683	$9,255	$65,938	$297	$297	$(52,082)	$14,153
Net income	-	-	-	-	-	4,032	4,032
Other comprehensive loss	-	-	-	(254)	(254)	-	(254)
Total comprehensive income	-	-	-	(254)	(254)	4,032	3,778
Effect of share option compensation plan	-	587	587	-	-	-	587
Share issuances	695	(171)	524	-	-	-	524
Balance at December 31, 2011	$57,378	$9,671	$67,049	$43	$43	$(48,050)	$19,042

Points International Ltd.
Consolidated Statements of Cash Flows
For the year ended December 31

Expressed in thousands of United States dollars	For the three months ended		For the twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011

Cash flows from operating activities
Net income for the period	$5,638	$2,058	$8,262	$4,032
Adjustments for:
Depreciation of property and equipment	159	141	583	510
Amortization of intangible assets	569	527	2,220	1,788
Unrealized foreign exchange loss (gain)	145	(271)	227	(225)
Equity-settled share-based payment transactions	222	110	863	587
Deferred income tax recovery	(4,976)	(605)	(4,876)	(489)
Impairment of long-lived assets	110	-	110	-
Unrealized net (gain) loss on derivative contracts designated as cash flow hedges	(327)	413	(131)	(357)
Changes in non-cash balances related to operations	11,538	(1,599)	6,748	1,760
Net cash provided by operating activities	13,078	774	14,006	7,606

Cash flows from investing activities
Acquisition of property and equipment	(547)	(58)	(1,078)	(611)
Additions to intangible assets	(111)	(253)	(620)	(1,510)
Purchase of convertible debenture	255	-	-	-
Changes in restricted cash	(1,575)	-	(1,575)	157
Net cash used in investing activities	(1,978)	(311)	(3,273)	(1,964)

Cash flows from financing activities
Proceeds from exercise of share options	5	10	717	524
Share purchases	-	-	(960)	-
Net cash provided by (used in) financing activities	5	10	(243)	524

Net increase in cash and cash equivalents	11,105	473	10,490	6,166
Cash and cash equivalents at beginning of the period	34,145	34,113	34,853	28,463
Effect of exchange rate fluctuations on cash held	(142)	267	(235)	224
Cash and cash equivalents at end of the period	$45,108	$34,853	$45,108	$34,853

Interest Received	15	5	31	19
Interest Paid	2	-	(7)	(1)